UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Under the Securities Exchange of 1934
(Amendment No. 2)*

DISCOVERY COMMUNICATIONS, INC.
(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series C Common Stock, par value $0.01 per share
(Title of Class of Securities)

The CUSIP for the Series A Common Stock is 25470F104
The CUSIP for the Series C Common Stock is 25470F302
(CUSIP Number)

Craig D. Holleman
Sabin, Bermant & Gould LLP
Four Times Square
New York, New York 10036
Telephone Number: (212) 381-7033
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	2	of	10

1	NAMES OF REPORTING PERSONS Advance/Newhouse Programming Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 71,107,312 shares of Series A Common Stock and 44,374,821 shares of Series C Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 43,853,105 shares of Series C Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 44,374,821 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% Series A Common Stock and 26.9% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	3	of	10

1	NAMES OF REPORTING PERSONS Newhouse Broadcasting Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 71,107,312 shares of Series A Common Stock and 44,374,821 shares of Series C Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER* 70,612,031 shares of Series A Common Stock and 43,853,105 shares of Series C Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 44,374,821 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% Series A Common Stock and 26.9% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	4	of	10

1	NAMES OF REPORTING PERSONS Advance Publications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 71,107,312 shares of Series A Common Stock and 48,924,821 shares of Series C Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 70,612,031 shares of Series A Common Stock and 48,403,105 shares of Series C Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 48,924,821 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% Series A Common Stock and 29.6% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	5	of	10

1	NAMES OF REPORTING PERSONS Newhouse Family Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 71,107,312 shares of Series A Common Stock and 48,924,821 shares of Series C Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 70,612,031 shares of Series A Common Stock and 48,403,105 shares of Series C Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 48,924,821 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% Series A Common Stock and 29.6% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	6	of	10

1	NAMES OF REPORTING PERSONS Advance Long-Term Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 71,107,312 shares of Series A Common Stock and 48,924,821 shares of Series C Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 70,612,031 shares of Series A Common Stock and 48,403,105 shares of Series C Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 48,924,821 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% Series A Common Stock and 29.6% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	7	of	10

1	NAMES OF REPORTING PERSONS Advance Programming Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 71,107,312 shares of Series A Common Stock and 48,924,821 shares of Series C Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 70,612,031 shares of Series A Common Stock and 48,403,105 shares of Series C Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 48,924,821 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% Series A Common Stock and 29.6% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) which was jointly filed on September 17, 2008, and the amended Statement on Schedule 13D (the “Schedule 13D/A”) which was jointly filed on December 13, 2010, on behalf of Advance/Newhouse Programming Partnership, a New York general partnership (“Advance/Newhouse”), Newhouse Broadcasting Corporation, a New York Corporation (“NBCo”), Advance Publications, Inc., a Delaware corporation (“API”), Newhouse Family Holdings, L.P., a Delaware limited partnership (“NFH”), and Advance Long-Term Trust Management Trust, a New Jersey trust (“Advance Long-Term Trust” and together with Advance/Newhouse, NBCo, API, and NFH, the “Reporting Persons” and each a “Reporting Person”), with respect to the Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), and the Series C Common Stock, par value $0.01 per share (the “Series C Common Stock”), of Discovery Communications, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons directly or indirectly hold (1) shares of Series A Convertible Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) of the Issuer, which are convertible into the shares of Series A Common Stock for which beneficial ownership is reported herein, and (2) shares of Series C Convertible Participating Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”) of the Issuer, which are convertible into the shares of Series C Common Stock for which beneficial ownership is reported herein.

This Amendment is being filed for purposes of disclosing the addition of Advance Programming Holdings, LLC, a Delaware limited liability company (“APH”), as a Reporting Person and the disposition by NBCo of 8,450,000 shares of Series C Preferred Stock, which automatically converted into an equal number of shares of Series C Common Stock upon the distribution by NBCo of its ownership interests in FTI Ventures LLC (“FTI”), as described under Item 5 below.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is amended to add the following information with respect to a new Reporting Person:

APH

(a) Name of Person Filing	Advance Programming Holdings, LLC

(b) Address of Principal Business Office	5000 Campuswood Drive E. Syracuse, NY 13057

(c) Principal Business	Holds a general partnership interest in newpaper publishing and printing business

(d) – (e)
During the last five years, neither APH nor, to APH’s knowledge, any of the individuals referred to in Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Item 5.                      Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are amended and supplemented to read as follows:

(a)            Each Reporting Person has beneficial ownership of 71,107,312 shares of Series A Common Stock, representing 33.2% of the outstanding shares of that class.  NBCo and Advance/Newhouse each has beneficial ownership of 44,374,821 shares of Series C Common Stock, representing 26.9% of the outstanding shares of that class; NBCo beneficially owns such shares indirectly through its 65% interest in Advance/Newhouse.  API, NFH, Advance Long-Term Trust and APH each has beneficial ownership of 48,924,821 shares of Series C Common Stock, representing 29.6% of the outstanding shares of that class; API, NFH and Advance Long-Term Trust each beneficially owns such shares indirectly through its interest in APH and APH beneficially owns 4,550,000 of such shares directly and 44,374,821 of such shares indirectly through its 35% interest in ANPP.

(b)            Each Reporting Person has the sole power to vote or direct the vote of 71,107,312 shares of Series A Common Stock, which includes shares held in an escrow account as of the date of this Amendment, as described in the Schedule 13D, and the sole power to dispose or direct the disposition of 70,612,031 shares of Series A Common Stock, which excludes shares held in such escrow account as of such date.  NBCo and Advance/Newhouse each has the sole power to vote or direct the vote of 44,374,821 shares of Series C Common Stock, which includes shares held in such escrow account as of such date, and the sole power to dispose or direct the disposition of 43,853,105 shares of Series C Common Stock, which excludes shares held in such escrow account as of such date.  API, NFH, Advance Long-Term Trust and APH each has the sole power to vote or direct the vote of 48,924,821 shares of Series C Common Stock, which includes shares held in such escrow account as of such date, and the sole power to dispose or direct the disposition of 48,403,105 shares of Series C Common Stock, which excludes shares held in such escrow account as of such date.

(c)           On December 27, 2012, NBCo distributed its ownership interests in FTI, which prior to the transaction was a wholly owned subsidiary of NBCo and the holder of 8,450,000 shares of Series C Preferred Stock, to the shareholders of NBCo on a pro rata basis in return for a portion of their shares of NBCo.  In connection with the distribution, the shares of Series C Preferred Stock automatically converted into an equal number of shares of Series C Common Stock pursuant to their terms.  In addition, prior to the December 27, 2012 transaction, Advance/Newhouse, a general partnership in which APH and a wholly owned subsidiary of NBCo are each a general partner, distributed 4,550,000 shares of Series C Preferred Stock to APH.  Each of NBCo, API, NFH, Advance Long-Term Trust and APH continues to have indirect beneficial ownership of 44,374,821 shares of Series C Preferred Stock, which are held by Advance/Newhouse.

(d)           Not Applicable.

(e)           Not Applicable.

Item 7.                      Materials to be Filed as Exhibits.

Exhibit	Description
A	Manager of Advance Programming Holdings, LLC

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 28, 2012

Advance/Newhouse Programming Partnership
By:		/s/ Donald E. Newhouse
Donald E. Newhouse
President

Newhouse Broadcasting Corporation
By:		/s/ Michael A. Newhouse
Michael A. Newhouse
Executive Vice President

Advance Publications, Inc.
By:		/s/ Michael A. Newhouse
Michael A. Newhouse
Co-President

Newhouse Family Holdings, L.P. By: Advance Long-Term Management Trust, as General Partner
	By:	/s/ Michael A. Newhouse
Michael A. Newhouse, as Trustee

Advance Long-Term Management Trust
By:		/s/ Michael A. Newhouse
Michael A. Newhouse, as Trustee

Advance Programming Holdings, LLC
By:		/s/ Steven A. Miron
Steven A. Miron
Manager